SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2009
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Summary of FY2008 Business Report
On March 31, 2009, Shinhan Financial Group (“SFG”) filed its FY2008 Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.
Exhibit 99-1
Independent Accountant’s Audit Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2008
Exhibit 99-2
Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group and its subsidiaries as of December 31, 2008

1. Introduction of the Group
Company History in 2008 and 2009
•	March 2008 : JSC Shinhan Bank Kazakhstan, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	April 2008 : SFG and Shinhan Bank obtain the Federal Reserve Bank’s approval to become Financial Holding Companies

•	April 2008 : Shinhan Bank China Limited, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	May 2008 : Shinhan AITAS, a fund administration and accounting subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	June 2008 : Shinhan-KTF Mobile Card, a joint-venture company with KT Freetel, joins SFG as an indirect subsidiary

•	August 2008 : Shinhan Private Equity Fund II joins SFG as an indirect subsidiary

•	September 2008 : Shinhan Bank Canada joins SFG as an indirect subsidiary

•	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management
Change in Management
On March 17, 2009, the Board of Directors of Shinhan Financial Group appointed Mr. Sang Hoon Shin as the new President & CEO. Mr. Sang Hoon Shin was formerly the President and CEO of Shinhan Bank. Mr. Shin also served as the Managing Director of Shinhan Financial Group in 2001 and as the Managing Director of Shinhan Bank in 1999.
Changes in Capital Stock
The number of our common shares has increased by 78,000,000 shares on March 25, 2009 as a result of a rights offering. The subscription price for the new common shares was KRW 16,800 per share. The aggregate proceed from this offering was KRW 1,310,400 million prior to adjusting for the underwriting commissions and other offering expenses. Please refer to the 6-K filed at February 2, 2009 for more details regarding the rights offering.
Dividend for FY 2008
1) Dividend Amount for Common Stock: None
2) Dividend Amount for Preferred Stock: KRW 244,987 million
3) Total Dividend Amount: KRW 244,987 million

Principal Subsidiaries under Korean Law (as of January 31, 2009)
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
SHC Management	100.0%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas Asset Management 1)	65.0%
Jeju Bank 2)	68.9%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	Shinhan BNP Paribas Asset Management launched on January 1, 2009.

2)	Jeju Bank is currently listed on the Korea Exchange.
     Indirect subsidiaries held through direct subsidiaries

		Ownership by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
Shinhan Bank	Shinhan Data System	100.00%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.00%
	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe GmbH	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	80.1%
	JSC Shinhan Bank Kazakhstan	100.00%
	Shinhan Bank China Limited	100.00%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.00%

Shinhan Card	Shinhan-KTF Mobile Card	50.00%

Good Morning Shinhan Securities	Good Morning Shinhan Securities Europe Ltd.	100.00%
	Good Morning Shinhan Securities USA Inc.	100.00%
	Good Morning Shinhan Securities Asia Ltd.	100.00%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	%2)
	Shinhan Private Equity Fund II	2.17	%3)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

3)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.

Number of Shares

	Number of Shares
Types of Shares	As of December 31, 2008	As of March 25, 2009
Common Shares	396,199,587	474,199,587
Redeemable Preferred Shares	47,690,251	47,690,251
Redeemable Convertible Preferred Shares	14,721,000	14,721,000
Total	458,610,838	536,610,838
Employee Stock Ownership Plan (ESOP)
     (1) Contribution to ESOA (Employee Stock Ownership Association)

		Contribution Amount
Employee Accounts	Contribution Date	(KRW)	Contributor	Objective
Contributed by relevant companies	March 12, 2008	29,688,000,000	Shinhan Bank	Stock Purchase
	March 21, 2008	3,129,681,195	GMSH Securities	Stock Purchase
	March 24, 2008	525,000,000	Shinhan Capital	Stock Purchase
	April 4, 2008	414,136,737	SFG	Stock Purchase

Sub-total		33,756,817,932	—	—

Contributed by employees	March 12, 2008 ~ April 21, 2008	3,295,700,000	—	—
	October 27, 2008 ~ Nov. 4, 2008	8,500,356,700	—	—
	Dec. 1, 2008 ~ Dec. 5, 2008	8,679,380,000	—	—

Sub-total		20,475,436,700	—	—

Total		54,232,254,632		—

     (2) Changes in ESOA Share Ownership

	(As of December 31, 2008, Unit: shares)
		Beginning Balance			Ending Balance
	Share type	(Jan.1, 2008)	Increase	Decrease	(Dec. 31, 2008)
Association Accounts	Common Shares	1,236,075	—	1,236,075	—
Employee Accounts	Common Shares	4,336,056	2,473,431	355,686	6,453,801

Total	—	5,572,131	2,473,431	1,591,761	6,453,801

     (3) ESOP Ownership per company

(As of December 31, 2008, Unit: shares)
Company	Number of Shares
Shinhan Financial Group	71,613
Shinhan Bank	5,946,435
Good Morning Shinhan Securities	141,124
Shinhan Card	120,843
Shinhan Life Insurance	92,873
Shinhan Capital	65,859
Shinhan AITAS	6,233
SH&C Insurance	2,310
Shinhan Credit Information	1,674
Shinhan Data System	4,837

Total	6,453,801

     (4) Subsequent Events
     During the rights offering in March 2009, members of the ESOA have subscribed for 15,600,000 shares of new common shares allocated to them.
2. Business Results
Operation Results

	(KRW million)
	2008	2007	2006
	(Jan.1~Dec.31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	2,455,917	2,749,536	2,003,752
Gain using the equity method of accounting	2,184,643	2,632,111	1,917,268
Interest income	135,503	117,333	79,151
Royalty	135,771	—	—
Gain on Foreign Currency Transaction	—	92	5,838
Other income	—	—	1,495
Operating Expense	442,907	375,344	182,889
Loss using the equity method of accounting	5,328	—	—
Interest Expense	390,602	326,928	129,644
Loss on Foreign Currency Transaction	13	93	5,838
Commission Expense	291	112	269
SG&A Expense	46,673	48,211	47,138
Operating Income	2,013,010	2,374,192	1,820,863
Source and Use of Funds
Source of Funds

			(KRW million)
	2008		2007		2006
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	17,912,730	70.21	15,896,140	71.40	10,376,235	76.70
Capital Stock	2,462,473	9.65	2,374,866	10.67	2,170,758	16.05
Capital Surplus	8,955,810	35.10	7,482,652	33.61	4,360,100	32.23
Capital Adjustment	(294,958)	(1.16)	19,669	0.09	25,520	0.19
Comprehensive Income	996,812	3.91	1,578,309	7.09	840,704	6.21
Retained Earnings	5,792,593	22.71	4,440,644	19.95	2,979,153	22.02
Liabilities	7,598,366	29.79	6,368,277	28.60	3,152,497	23.30
Borrowings	7,404,973	29.03	6,242,453	28.04	2,769,824	20.47
Other liabilities	193,393	0.76	125,824	0.57	382,673	2.83

Total	25,511,096	100.00	22,264,417	100.00	13,528,732	100.00

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

(KRW million)
	2008		2007		2006
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	22,736,897	89.13	20,342,185	91.37	11,646,253	86.08
Shinhan Bank	11,665,665	45.74	10,820,953	48.60	8,997,565	66.50
Shinhan Card	7,711,856	30.24	5,963,810	26.79	—	—
SHC Management	239,768	0.94	955,862	4.29	639,038	4.72
Good Morning Shinhan Securities	1,758,965	6.89	1,432,555	6.43	943,203	6.97
Shinhan Life Insurance	827,007	3.24	807,664	3.63	768,599	5.68
Shinhan Capital	361,603	1.42	220,347	0.99	170,264	1.26
Jeju Bank	84,618	0.33	73,916	0.33	66,809	0.49
Shinhan Credit Information	13,349	0.05	11,249	0.05	9,179	0.07
Shinhan Private Equity	10,564	0.04	9,864	0.04	8,987	0.07
Shinhan BNP Paribas ITMC	31,557	0.12	26,597	0.12	24,152	0.18
SH Asset Management	12,998	0.05	—	—	—	—
SH&C Life Insurance	17,908	0.07	17,821	0.08	17,322	0.13
Shinhan Macquarie FA	1,039	0.00	1,547	0.01	1,135	0.01
Loans	1,990,995	7.80	1,201,143	5.39	1,299,633	9.61
Fixed Assets	1,409	0.01	662	0.00	959	0.01
Cash Deposit in bank	714,835	2.80	557,627	2.50	422,201	3.12
Other Assets	66,960	0.26	162,800	0.73	159,686	1.18

Total	25,511,096	100.00	22,264,417	100.00	13,528,732	100.00

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.
Other Financial Information
Group BIS Ratio

(KRW million)
	2008	2007
Aggregate Amount of Equity Capital (A)	18,746,446	15,945,940
Risk-Weighted Assets (B)	183,766,217	161,849,385
BIS Ratio (A/B) 1)	10.20%	9.85%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission(“FSC”), the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio

(KRW million)
	2008	2007	2006
Won Assets due within 3 months (A)	920,661	220,009	605,415
Won Liabilities due within 3 months (B)	690,397	209,888	248,661
Won Liquidity Ratio (A/B) 1)	133.35%	104.82%	243.47%

1)	Under the guidelines issued by the FSC, we, at the holding company level, are required to maintain a Won liquidity ratio of no less than 100%.

Liabilities to Equity Ratio

(KRW million)
	2008	2007	2006
Liabilities (A)	8,307,683	7,349,727	3,642,105
Equity (B)	17,605,119	17,977,801	11,361,526
Liabilities to Equity Ratio (A/B)	47.19%	40.88%	32.06%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) BIS Capital Adequacy Ratio (%) 1)

	2008	2007	2006
Shinhan Bank 2)	13.44	12.09	12.01
Jeju Bank	12.98	11.32	11.26

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	2006 and 2007 ratios for Shinhan Bank are based on Basel I. Basel II FIRB Approach was applied in calculating BIS for 2008
(2) Adjusted Equity Capital Ratio (%)

	2008	2007	2006
Shinhan Card	20.32	25.31	34.25

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. 2006 figure is that of former LG Card.
(3) Net Capital Ratio (%)

	Dec.31 2008	Mar.31 2008	Mar.31 2007
Good Morning Shinhan Securities	575.44	699.80	451.69

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(4) Solvency Margin Ratio (%)

	Dec.31 2008	Mar.31 2008	Mar.31 2007
Shinhan Life Insurance	209.47	222.74	224.70

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.

Non- Performing Loans of Certain Subsidiaries 1)
(1) Non- Performing Loans

(KRW million)
	Dec.31, 2008		Dec.31, 2007		Dec.31, 2006
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank	1,306,316	0.85	848,846	0.63	729,655	0.62
Jeju Bank	7,581	0.36	11,952	0.60	13,120	0.74
Shinhan Card 2)	339,101	2.91	448,866	3.71	493,236	6.05

	Dec.31, 2008		Mar. 31, 2008		Mar. 31, 2007
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
GMSH Securities 2)	46,833	4.83	27,738	2.35	25,888	2.54

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

2006 figure for Shinhan Card is that of former LG Card.
(2) Loan Loss Allowances & Write-offs for the period

(KRW million)
			Jan. 1, 2008~	Jan. 1, 2007~	Jan. 1, 2006~
			Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Shinhan Bank	Loan Loss	Domestic	2,941,901	2,317,075	1,911,843
	Allowance	Overseas	82,636	76,175	59,758
		Total	3,024,537	2,393,250	1,971,601
	Write-offs		340,942	186,316	160,636
Jeju Bank	Loan Loss	Domestic	26,438	31,849	26,313
	Allowance	Overseas	—	—	—
		Total	26,438	31,849	26,313
	Write-offs		8,255	7,188	8,325
Shinhan Card 1)	Loan Loss	Domestic	773,961	947,737	1,031,823
	Allowance	Overseas	—	—	—
		Total	773,961	947,737	1,031,823
	Write-offs		603,883	430,535	535,622

1)	2006 figure for Shinhan Card is that of former LG Card.

			Apr. 1, 2008~	Apr. 1, 2007~	Apr. 1, 2006~
			Dec. 31, 2008	Mar. 31, 2008	Mar. 31, 2007
GMSH	Loan Loss	Domestic	62,217	33,005	30,776
Securities	Allowance	Overseas	—	—	—
		Total	62,217	33,005	30,776
	Write-offs		1,600	983	1,117

3. Independent Auditor
Audit Opinion for the last 3 years

	FY 2008	FY 2007	FY 2006
Audit Opinion	Unqualified	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment	Details	Working hours
		(KRW mil.)
2008	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	5,106 hours
2007	KPMG Samjong Accounting Corp.	341	Review/Audit of Financial Statements	4,599 hours
	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours
2006	KPMG Samjong Accounting Corp.	304	Review/Audit of Financial Statements	3,352 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee Chair	3 years starting from March 20, 2007
Sang Hoon Shin	Jul. 1, 1948	President & CEO	2 years starting from March 17, 2009
2) Non-Executive Directors
     Currently, 13 non-executive directors are in office, 12 of which are outside directors nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 17, 2009.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Baek Soon Lee	Oct. 8, 1952	X	—	3 years starting from March 17, 2009

Boo In Go	Dec. 25, 1941	O	—	1 year starting from March 17, 2009

Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 17, 2009

Yo Koo Kim	Mar. 23, 1950	O	—	1 year starting from March 17, 2009

Shee Yul Ryoo	Sept. 5, 1938	O	Board Steering Committee member Compensation Committee member	1 year starting from March 17, 2009

Ke Sup Yun	May 20, 1945	O	Risk Management Committee member Compensation Committee member	1 year starting from March 17, 2009

Jung Il Lee	Aug. 28, 1952	O	—	1 year starting from March 17, 2009

Sung Bin Chun	Jan. 21, 1953	O	Audit Committee Chair Board Steering Committee member Compensation Committee member	1 year starting from March 17, 2009

Kap Young Jeong	Aug. 22, 1951	O	Audit Committee member Board Steering Committee member Compensation Committee member	1 year starting from March 17, 2009

Haeng Nam Chung	Mar. 15, 1941	O	—	1 year starting from March 17, 2009

Bong Youn Cho	Mar. 9, 1948	O	Risk Management Committee chair Audit Committee member Compensation Committee member	1 year starting from March 17, 2009

Young Seok Choi	July 2, 1929	O	Board Steering Committee member	1 year starting from March 17, 2009

Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 17, 2009
For personal profiles of the outside directors, please refer to our Form 6-K filed on February 19, 2009.
Chair of Compensation Committee will be elected in the near future.

3)     Executive Officers
        In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Buhmsoo Choi	Aug. 8, 1956	Deputy President and Chief Financial Officer	— Finance Management Team — Investor Relations Team — Strategic Planning Team — Global Business Strategy Team

Sung Ho Wi	Jun. 12, 1958	Deputy President	— General Affairs Team — Business Management Team — Public Relations Team

Chan Hee Jin	Jun. 10, 1955	Deputy President	— Synergy Management Team — Information & Technology Planning Team — Audit & Compliance Team — Risk Management Team
Stock Options (as of March 25, 2009)

	No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
	Granted	Options	Options	Options
	Options (A)	(B)	(C)	(D = A - B - C)	Exercise Price
Granted in 2002	864,576	864,576	—	—	18,910
Granted in 2003	1,020,416	956,507	11,600	52,309	11,800
Granted in 2004	1,258,923	1,243,723	15,200	—	21,595
Granted in 2005	2,620,331	385,773	251,300	1,983,258	28,006
Granted in 2006	3,206,173	—	480,300	2,725,873	38,829
Granted in 2007	1,301,050	—	148,700	1,152,350	54,560
Granted in 2008	808,700	—	109,690	699,010	49,053
Granted in 2009	614,735	—	614,735	—	23,405

	11,694,904	3,450,579	1,631,525	6,612,800	—

Note)	The weighted-average exercise price of outstanding exercisable options as of March 25, 2009 is KRW 39,191.
Employees

(As of Dec. 31, 2008)
			Total Salaries and
			wages paid for the	Average Payment
			year 2008	per person
	Number of Employees	Average length of Service	(KRW million)	(KRW million)
Male	85	2 yrs 3 mths	8,261	93
Female	13	4 yrs 8 mths	620	47
Total	98	3 yrs 6 mths	8,881	87

Directors and Officers Liability Insurance (for SFG and subsidiaries)

Name of Insurance	Insurance Premium	Insured Amount	Insurance Period
Directors and Officers	KRW 496 mil.	Up to KRW 50 bil.	April 1, 2008~
Liability Insurance	(annual)		April 1, 2009

*	Of the total insurance premium (KRW 496 mil.), KRW 121 mil. was paid by SFG, and the remaining amount, by its subsidiaries
5. Major Shareholders and Market Price Information of our Common Shares and ADRs
Major Shareholders of Shinhan Financial Group as of Dec. 31, 2008

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group	33,682,104	8.50
Korea Nat’l Pension Fund	26,181,238	6.61
Citibank N.A. (ADR Dept.)	18,740,162	4.73
Mirae Asset Management	10,776,145	2.72
SFG ESOP	6,453,801	1.63
NTC-GOV SPORE	6,103,884	1.54
Mizuho	5,955,000	1.50
Samsung Life Insurance	5,596,606	1.41
Daekyo	5,234,402	1.32
Samsung Investments	5,012,360	1.27
Norges Bank	4,178,065	1.05
Common Share Traded on the Korea Exchange

(KRW, number of shares)
		Jul. 2008	Aug. 2008	Sept. 2008	Oct. 2008	Nov. 2008	Dec. 2008
Price per share	High	47,400	50,300	50,100	42,000	37,600	34,900
	Low	41,500	46,050	41,900	29,000	25,600	29,500
Trading Volume		43,908,185	28,535,556	56,905,055	85,794,289	66,940,466	59,554,052
American Depositary Shares traded on the New York Stock Exchange

(USD, number of shares)
		Jul. 2008	Aug. 2008	Sept. 2008	Oct. 2008	Nov. 2008	Dec. 2008
Price per share	High	96.03	98.07	91.40	71.00	61.61	52.73
	Low	83.26	88.26	68.47	43.80	32.68	37.42
Trading Volume		1,427,883	1,177,288	2,204,707	2,863,845	2,278,490	2,695,983

*   1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Funding Rate	Lending Rate	Beginning Balance	Increase	Decrease	Ending Balance
Shinhan Card	Loan in KRW	2003-04-23	2009-04-23	5.47%	6.28%	100	—	—	100
Shinhan Capital	Loan in KRW	2003-06-24	2008-06-24	5.69%	5.95%	30	—	30	—
Shinhan Capital	Loan in KRW	2003-07-24	2008-07-24	5.87%	6.13%	20	—	20	—
Shinhan Capital	Loan in KRW	2004-03-24	2009-03-24	5.11%	5.93%	20	—	—	20
Shinhan Capital	Loan in KRW	2004-06-25	2009-06-25	4.93%	5.22%	50	—	—	50
Shinhan Capital	Loan in KRW	2005-01-31	2008-01-31	4.21%	4.58%	30	—	30	—
GMSH Securities	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	70	—	—	70
Shinhan Card	Loan in KRW	2005-03-18	2008-03-18	4.23%	4.54%	50	—	50	—
Shinhan Capital	Loan in KRW	2005-05-09	2008-05-09	3.99%	4.33%	50	—	50	—
Shinhan Capital	Loan in KRW	2005-12-16	2008-12-16	5.34%	5.67%	40	—	40	—
Shinhan Card	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	50	—	—	50
Shinhan Capital	Loan in KRW	2006-01-24	2009-01-24	5.24%	5.41%	50	—	—	50
Shinhan Card	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	100	—	70	30
Shinhan Capital	Loan in KRW	2006-02-27	2009-02-27	5.07%	5.23%	—	70	—	70
Shinhan Capital	Loan in KRW	2006-04-24	2009-04-24	5.09%	5.22%	100	—	—	100
GMSH Securities	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	100	—	—	100
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	50	—	—	50
Shinhan PE	Loan in KRW	2007-06-28	2008-06-27	5.31%	5.51%	5	—	5	—
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	50	—	—	50
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	50	—	—	50
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	50	—	—	50
Shinhan Card	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	—	100	—	100
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	—	50	—	50
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	—	50	—	50
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	—	150	—	150
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	—	200	—	200
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	—	50	—	50
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	—	200	—	200
Shinhan PE	Loan in KRW	2008-06-27	2009-06-26	5.98%	6.18%	—	5	—	5
Shinhan Card	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	—	100	—	100
Shinhan Capital	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	—	50	—	50
Shinhan PE	Loan in KRW	2008-08-13	2009-08-13	6.65%	6.85%	—	5	—	5
Shinhan Card	Loan in KRW	2008-12-11	2011-12-11	8.01%	8.12%	—	100	—	100
Shinhan Capital	Loan in KRW	2008-12-11	2011-12-11	8.01%	8.12%	—	30	—	30
Shinhan Capital	Loan in KRW	2008-12-18	2009-11-11	8.13%	8.20%	—	120	—	120
SH&C Life Insurance	Loan in KRW	2008-12-26	2015-12-26	N.A.	9.00%	—	10	—	10

Total						1,415	1,290	295	2,410

Exhibit 99-1
Independent Accountant’s Audit Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2008
Exhibit 99-2
Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group and its subsidiaries as of December 31, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Chief Financial Officer

Date : March 31, 2009